# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensei Biotherapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1405 RESEARCH BLVD, SUITE 125, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001727492

## Reporting persons
- Caligan Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 126,002; sole dispositive power 0; shared dispositive power 126,002; aggregate amount beneficially owned 126,002 (9.4% of the class)
  Comment: In addition to the shares of the Issuer's common stock (the "Common Stock") provided for in rows (6), (8) and (9), the Reporting Persons hold Series B Non-Voting Convertible Preferred Stock (the "Preferred Stock") that, when convertible, may be converted into 361,010 shares of Common Stock. The Preferred Stock will be convertible at such time as, and otherwise in accordance with the terms, provided in the Certificate of Designation governing such Preferred Stock.
- David Johnson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 126,002; sole dispositive power 0; shared dispositive power 126,002; aggregate amount beneficially owned 126,002 (9.4% of the class)
  Comment: In addition to the shares of the Issuer's common stock (the "Common Stock") provided for in rows (6), (8) and (9), the Reporting Persons hold Series B Non-Voting Convertible Preferred Stock (the "Preferred Stock") that, when convertible, may be converted into 361,010 shares of Common Stock. The Preferred Stock will be convertible at such time as, and otherwise in accordance with the terms, provided in the Certificate of Designation governing such Preferred Stock.

## Item 1. Issuer
Name of issuer: Sensei Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1405 Research Boulevard, Suite 125, Rockville, Maryland 20850.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the "Caligan Fund"), and managed accounts (the "Caligan Accounts"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Sensei Biotherapeutics, Inc., a Delaware corporation (the "Company"), held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Accounts; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Accounts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 780 Third Avenue, 30th Floor, New York, NY 10017.
Citizenship: Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 1,340,281 shares of Common Stock outstanding as of March 23, 2026, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 30, 2026.
Percent of class: 9.40%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (05/15/2026)
- David Johnson: /s/ David Johnson, David Johnson, Individually (05/15/2026)